

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

October 1, 2014

<u>Via E-Mail</u>
Mr. William H. Lyon
Chief Executive Officer
William Lyon Homes
William Lyon Homes, Inc.
4695 MacArthur Court, 8th Floor
Newport Beach, CA 92660

   **Re: William Lyon Homes
     William Lyon Homes, Inc.
     Registration Statement on Form S-3
     Filed September 17, 2014
     File No. 333-198793**

Dear Mr. Lyon:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Legal Matters, page 27</u>

1. Provide counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

<u>Exhibit 5.1</u>

2. The third paragraph indicates that counsel's opinion is limited to the laws of the states of Delaware, California, and New York. To provide the binding obligation opinions for the Parent Guarantees and the California Lyon Guarantees, each as defined in the opinion, counsel's opinion must consider also the law of the jurisdictions for

subsidiary guarantors organized in the states of Arizona, Nevada, Oregon, and Washington. Please revise. For guidance you may wish to refer to Section II.B.1.e. of our Staff Legal Bulletin No. 19 (CF) or SLB 19 which is available on the Commission's website. Note also footnote 21 of SLB 19.

3. Refer to the qualifications under (iii) and (iv) in the paragraph following opinions. Tell us whether you believe these qualifications are covered under (i) and (ii) in the same paragraph. Alternatively, if the qualifications under (iii) and (iv) are not covered under (i) and (ii), please explain why you believe they are necessary. Note that we will not object if the binding obligation opinion is subject to limited exceptions, such as bankruptcy and equitable principles limitations, and various defenses encompassed by the equitable principles limitation. Please see Section II.B.1.e.of SLB 19 and footnote 18 of SLB 19.

4. The penultimate paragraph indicates that counsel assumed that the debt securities and the guarantees and the indentures governing them will be governed by the internal laws of the state of New York. It is inappropriate to include in an opinion the assumption of any readily ascertainable fact. We note that section 10.10 of the form of indenture filed as exhibit 4.1 to the registration statement specifies that the debt securities and the guarantees and the indentures governing them will be governed by the laws of the state of New York. Please revise. For guidance you may wish to refer to Section II.B.3.a. of SLB 19.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from each registrant acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: <u>Via E-Mail</u>
        Cary Hyden, Esq.
        Michael A. Treska, Esq.
        Latham & Watkins LLP
        650 Town Center Drive, 20th Floor
        Costa Mesa, CA 92626